Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

Reuters

S&P may still raise Fisher Scientific’s ratings

Monday May 24, 4:16 pm ET

(The following statement was released by the rating agency.)

NEW YORK, May 24, 2004—Standard & Poor’s Ratings Services’ ratings on Fisher Scientific International Inc. remain on CreditWatch with positive implications following the company’s announcement of $3.6 billion merger with Apogent Technologies Inc., which is expected to close on or about July 1, 2004.

Standard & Poor’s will raise its corporate credit rating on Hampton, N.H.-based life science equipment provider to ‘BBB-’ from ‘BB’ upon the upon completion of the merger. The senior secured rating will be raised to ‘BBB-’ from ‘BB+’. The senior unsecured rating will be raised to ‘BBB-’ from ‘BB-’ as the increased asset base suggests that unsecured senior creditors will not be disadvantaged in bankruptcy by the presence of secured lenders. The subordinated rating will be raised to ‘BB+’ from ‘B+’.

At the same time, the ratings on Apogent, including the ‘BBB-’ corporate credit rating, were affirmed and removed from CreditWatch where they were placed March 17, 2004, following the announcement that Fisher would purchase Apogent in an all-stock transaction. The outlook is stable.

In addition, Standard & Poor’s assigned a ‘BBB-’ rating to Fisher’s $800 million senior credit facilities.

“In our view, the financial strengthening of this all-stock transaction outweighs the integration risk that accompanies all major business combinations,” said Standard & Poor’s credit analyst David Lugg. The acquisition will significantly advance laboratory and life science equipment provider Fisher’s goal to increase its proportion of self-manufactured products, while improving its overall capital structure and expanding cash flow. Still, this is its fourth and largest acquisition announced in less than 12 months. Fisher may be challenged to manage the integration of facilities and staff while continuing to provide the high level of service expected by its customers. Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor’s Web-based credit analysis system, at www.ratingsdirect.com. All ratings referenced herein can be found on Standard & Poor’s public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find Ratings, then Credit Ratings Search.

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.